Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

John Bean Technologies Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-152685 and 333-152682) of John Bean Technologies Corporation of our reports dated March 11, 2009, with respect to the consolidated and combined balance sheets of John Bean Technologies Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated and combined statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, which reports are included in the December 31, 2008 annual report on Form 10-K of John Bean Technologies Corporation.

/s/ KPMG LLP

Chicago, Illinois

March 11, 2009